UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PFSWEB, INC.
(Name of Subject Company)
PEREGRINE MERGERSUB I, INC.
(Offeror)
GXO LOGISTICS, INC.
(Parent of Offeror)
(Names of Filing Persons)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
717098206
(CUSIP Number of Class of Securities)
Karlis P. Kirsis
Chief Legal Officer
Two American Lane
Greenwich, Connecticut
(203) 489-1287
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Adam O. Emmerich, Esq.
Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Peregrine MergerSub I, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares (“Shares”) of common stock, par value $0.001 per share, of PFSweb, Inc., a Delaware corporation (“PFSweb”), at a price of $7.50 per share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated September 21, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”
All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.	Summary Term Sheet.
Regulation M-A Item 1001
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.	Subject Company Information.
Regulation M-A Item 1002
(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:
PFSweb, Inc.
4455 Regent Blvd.
Irving, Texas 75063
(972) 881-2900
(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
INTRODUCTION
THE TENDER OFFER	—	Section 6 (“Price Range of Shares; Dividends”)
Item 3.	Identity and Background of Filing Person.
Regulation M-A Item 1003
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
SCHEDULE I	—	Information Relating to Parent and Merger Sub
Item 4.	Terms of the Transaction.
Regulation M-A Item 1004
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFSweb”)
(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER	—	Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFSweb”)
THE TENDER OFFER	—	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER	—	Section 12 (“Purpose of the Offer; Plans for PFSweb”)
Item 6.	Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
THE TENDER OFFER	—	Section 12 (“Purpose of the Offer; Plans for PFSweb”)
(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER	—	Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFSweb”)
THE TENDER OFFER	—	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER	—	Section 12 (“Purpose of the Offer; Plans for PFSweb”)
THE TENDER OFFER	—	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER	—	Section 14 (“Dividends and Distributions”)
Item 7.	Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007
(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER	—	Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFSweb”)
(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER	—	Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFSweb”)
THE TENDER OFFER	—	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER	—	Section 15 (“Conditions of the Offer”)
Item 8.	Interest in Securities of the Subject Company.
Regulation M-A Item 1008
(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER	—	Section 8 (“Certain Information Concerning Parent and Merger Sub”)
THE TENDER OFFER	—	Section 12 (“Purpose of the Offer; Plans for PFSweb”)
SCHEDULE I	—	Information Relating to Parent and Merger Sub
(b) Securities Transactions. None.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
Regulation M-A Item 1009
(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER	—	Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFSweb”)
THE TENDER OFFER	—	Section 18 (“Fees and Expenses”)
Item 10.	Financial Statements.
Regulation M-A Item 1010
(a) Financial Information. Not Applicable.
(b) Pro Forma Information. Not Applicable.
Item 11.	Additional Information.
Regulation M-A Item 1011
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER	—	Section 10 (“Background of the Offer; Past Contacts or Negotiations with PFSweb”)
THE TENDER OFFER	—	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER	—	Section 12 (“Purpose of the Offer; Plans for PFSweb”)
THE TENDER OFFER	—	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER	—	Section 15 (“Conditions of the Offer”)
THE TENDER OFFER	—	Section 16 (“Certain Legal Matters; Regulatory Approvals”)
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
Regulation M-A Item 1016
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 21, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)
Press Release, dated September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).

(a)(1)(F)
Social Media Posts from September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).

(a)(1)(G)
Investor Relations Communication from September 14, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 14, 2023).

(a)(1)(H)
Communication to PFSweb, Inc. Employees from September 19, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GXO Logistics, Inc. with the Securities and Exchange Commission on September 19, 2023).

(a)(1)(I)*	Summary Advertisement as published in The Wall Street Journal on September 21, 2023.
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of September 23, 2023, by and among PFSweb, Inc., GXO Logistics, Inc. and Peregrine MergerSub I, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PFSweb, Inc. with the Securities and Exchange Commission on September 14, 2023 (File No. 001-39254)).

(d)(2)*	Confidentiality Agreement, dated as of August 13, 2021, by and between PFSweb, Inc. and GXO Logistics, Inc., as amended as of April 28, 2023.
(d)(3)*	Amendment to Confidentiality Agreement, dated as of April 28, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.
(d)(4)*	Exclusivity Agreement, dated as of August 30, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc.
(g)	None.
(h)	None.
107*	Filing Fee Table.
*	Filed herewith.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 21, 2023

PEREGRINE MERGERSUB I, INC.

	By:	/s/ Karlis P. Kirsis
	Name:	Karlis P. Kirsis
	Title:	Vice President and Secretary

GXO LOGISTICS, INC.

	By:	/s/ Karlis P. Kirsis
	Name:	Karlis P. Kirsis
	Title:	Chief Legal Officer